# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C-AR

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

***Name of issuer***
Fretch LLC

***Legal status of issuer***

    ***Form***
    Limited Liability Company

    ***Jurisdiction of Incorporation/Organization***
    New York

    ***Date of organization***
    December 2, 2014

***Physical address of issuer***
160 Riverside Blvd, 30E, New York, NY 10069

***Website of issuer***
http://www.mirchimarket.com

***Current number of employees***
0

| | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|

| | | |
|---|---|---|
| **Total Assets** | $608,356.97 | $223,096.74 |
| **Cash & Cash Equivalents** | $285,584.02 | $46,142.88 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-term Debt** | $49,042.68 | $5,208.00 |
| **Long-term Debt** | $283,501.68 | $0.00 |
| **Revenues/Sales** | $3,110,345.05 | $1,305,384.71 |
| **Cost of Goods Sold** | $1,831,054.52 | $744,682.48 |
| **Taxes Paid** | $0.00 | $504.60 |
| **Net Income** | $325,845.96 | $22,361.23 |

**04/27/2021**

**FORM C-AR**

**Fretch LLC**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Fretch LLC, a New York Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.mirchimarket.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is 04/27/2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

### Forward Looking Statement Disclosure

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

### Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the

4

show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

## Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

**SUMMARY**

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Fretch LLC (the "Company") is a New York Limited Liability Company, formed on December 2, 2014. The Company is currently also conducting business under the name of Mirchi Mirchi Market mirchimarket.com.

The Company is located at 160 Riverside Blvd, 30E, New York, NY 10069.

The Company's website is http://www.mirchimarket.com.

The information available on or through our website is not a part of this Form C-AR.

**The Business**

End-customers place online orders for groceries and produce, which the Company procures, packages, and delivers to them.

**RISK FACTORS**

**Risks Related to the Company's Business and Industry**

***When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.***

Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

***The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.***

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

***Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.***

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.***

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.***

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

***We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.***

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

***Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.***

The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among ethnic food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding ethnic products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

***Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.***

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

***Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.***

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information by continuously investing in software and business processes reviews and upgrades. The expenses associated with protecting our information/ these steps could reduce our operating margins.

***Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.***

The Company is dependent on Naresh Mulchandani and Yogesh Lal in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Naresh Mulchandani and Yogesh Lal die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

***In general, demand for our products and services is highly correlated with general economic conditions.***

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Failure by our transportation providers to deliver our products on time or at all could result in lost sales.***

We currently rely upon third-party transportation providers for a significant portion of our product shipments. Our utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. We may, from time to time, change third-party transportation providers, and we could therefore face logistical difficulties that could adversely affect deliveries. We may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use or may incur additional costs, which in turn would increase our costs and thereby adversely affect our operating results.

***Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.***

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

***Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.***

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

***Demand for and pricing of our products are subject to economic conditions and other factors present in the various markets where the products are sold.***

Demand for our products is subject to the level of consumer demand for the e-commerce based sale and delivery of ethnic groceries and produce. The level of new our products and services is cyclical, affected by such factors as general economic conditions, interest rates and availability of credit, consumer confidence, patterns of consumer spending, fuel cost and vehicle replacement cycle. Consumer preferences also impact the demand for our products and services purchases. A decrease in demand due to any of these factors would have a negative effect on our business and operations.

***We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.***

Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the technology, healthcare, and the finance industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the technology, healthcare, finance and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

***We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.***

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

***As a distributor of food products, our business depends on developing and maintaining close and productive relationships with our vendors.***

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

***We plan to implement new lines of business or offer new products and services within existing lines of business.***

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

***If, for any reason, our brand or reputation is damaged, the attractive characteristics that we offer may diminish, which could diminish the value of our business.***

We are currently an attractive brand for our customers because our products are high quality and generate a high level of sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, our customers may decrease their orders of our products, which could have an adverse effect on our business and results of operations.

***The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.***

In particular, the Company is dependent on Naresh Mulchandani and Yogesh Lal who are CEO, 12/02/2014, Current and COO, 05/18/2017, Current of the Company. The Company has or intends to enter into employment agreements with Naresh Mulchandani and Yogesh Lal although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Naresh Mulchandani and Yogesh Lal or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

***The Company has indicated that it has engaged in certain transactions with related persons.***

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

***We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.***

We purchase the raw materials used in the brewing of our beers, including barley, hops, malt, and other ingredients, and the distilling of our spirits from a number of domestic and foreign third-party suppliers. The demand for hops grown in the United States has increased due to the success and growth of craft brewers and the popularity of beer styles that include hops grown in the United States. Certain U.S. hops are in limited supply and prices have risen for both spot purchases and forward contract pricing, accordingly. The beer industry has faced hops shortages in the past, during which times other beer companies with greater financial resources than us purchased large quantities of hops, and our industry could face shortages again in the future. In addition, hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the barley crop each year, and significant failure of a crop would adversely affect our costs.

***If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.***

We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our industry, including us, experience high employee attrition. Our attrition rate for our customer service associates who remained with us following a 90-day training and orientation period was on average approximately 5% per month. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

***Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.***

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The several ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

***We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.***

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

***We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.***

In certain instances, we rely on single or limited service providers and outsourcing vendors nationally because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

***One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.***

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

***Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.***

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

***We rely on other companies to provide raw materials and basic ingredients for our products.***

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and basic ingredients which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or ingredient.

***We rely, in part, on our third-party manufacturers to maintain the quality of our products.***
The failure or inability of these manufacturers to comply with the specifications and requirements of our products could result in product recall and could adversely affect our reputation. Our third-party manufacturers are required to maintain the quality of our products and to comply with our product specifications and requirements for certain certifications. Our third-party manufacturers are also required to comply with all federal, state and local laws with respect to food safety. However, our third-party manufacturers may not continue to produce products that are consistent with our standards or that are in compliance with applicable laws, and we cannot guarantee that we will be able to identify instances in which our third-party co-manufacturer fails to comply with our standards or applicable laws. Any such failure, particularly if it is not identified by us, could harm our brand and reputation as well as our customer relationships. We would have these same issues with any new co-manufacturer, and they may be exacerbated due to the newness of the relationship. The failure of any manufacturer to produce products that conform to our standards could materially and adversely affect our reputation in the marketplace and result in product recalls, product liability claims and severe economic loss.

***As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).***
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

***Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.***
We purchase large quantities of raw materials, including ingredients such as almonds, almond flour, sunflower oil, spices, and seasonings. In addition, we purchase and use significant quantities of film, paper, plastic sheeting and corrugate to package our products. In recent periods, the prices of almonds, sunflower oil and fuel have been priced above or below their respective averages and we have realized some exposure to profitability from these price variances in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or

man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

## BUSINESS

### Description of the Business

End-customers place online orders for groceries and produce, which the Company procures, packages, and delivers to them.

### Business Plan

The Company is in the business of delivering ethnic groceries locally to ethnic communities in major metropolitan areas like New York. We are committed to providing the highest possible value to our customers in terms of shopping experience, pricing, product selection, product quality, delivery experience, and customer service. This has been the Company's founding aim and long term strategy, one that would enable the Company to thrive and achieve multi-fold growth for years to come. This will be achieved by investing resources into developing the right tools, processes, and actionable intelligence on aspects such as customer segmentation, product selection, pricing, inventory management, marketing offers, software and hardware technology, and human resources. The Company also needs to achieve better negotiating position through increased scale with respect to the costs of goods sold, packaging, delivery, and staffing. All funds raised by the Company will be closely linked to the execution of this business strategy.

### History of the Business

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Ethnic Grocery Delivery | Delivery of ethnic grocery products including grains, spices, condiments, and produce. | South Asian ethnic community in the New York area |

The Company is constantly adding new products to offer to its existing customers. The Company also intends to use the proceeds of the Offering to extend service to more ethnic communities and deliver in more metro areas in the US.

The Company sells grocery products via its online website, which are procured, packaged, inspected, and physically delivered by use of local couriers and delivery contractors.

**Competition**

The Company's primary competitors are Amazon Fresh, Freshdirect, Peapod, ethnic retail outlets.

The Company is uniquely positioned to offer ethnic groceries primarily to ethnic communities in major metro areas. Most large scale grocery delivery services do not offer much choice specific to ethnic products, so the Company's niche selection differentiates it from the competition. Most other ethnic retail outlets do not currently offer delivery. Further, the Company has distanced itself from its competitors by markedly excelling in product quality, packaging, customer service, and overall customer experience. This coupled with the development and implementation of associated tools, systems, and business processes provides a major advantage to the Company. This constant focus and directed effort and investment since inception has given the Company an important competitive edge because of which it enjoys top-notch reviews & ratings from customers, which is much better than the Company's competitors.

**Supply Chain and Customer Base**

All products sold on the Company's website are procured from local vendors, distributors, and retailers.

Our customers are primarily comprised of ethnic families and individuals in the New York and New Jersey metropolitan area.

**Intellectual Property**

The Company is dependent on the following intellectual property:

**Governmental/Regulatory Approval and Compliance**

The Company is dependent on the following regulatory approvals:

| Line of Business | Government Agency | Type of Approval | Application Date | Grant Date |
|---|---|---|---|---|
| Food & Beverage | U.S. Food and Drug Administration | Food Facility Registration | December 16, 2018 | December 16, 2018 |
| Food & Beverage | New York State Department of Agriculture and Markets | Food Processing License | November 7, 2019 | November 20, 2019 |

The Company is subject to laws and regulations related to domestic operations in the areas of labor, advertising, digital content, consumer protection, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications, data privacy requirements, environmental, health and safety and those relating to preparation and sale of food. Failure to comply with these laws and regulations could subject the Company to administrative and legal liabilities and actions by these various governmental bodies. The Company has always operated in full compliance with all applicable governmental regulations.

**Litigation**

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

**Other**

The Company's principal address is 160 Riverside Blvd, 30E, New York, NY 10069

The Company has the following additional addresses:

The Company conducts business in New Jersey.

**DIRECTORS, OFFICERS AND EMPLOYEES**

**Directors**

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Yogesh Lal

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

COO, 05/18/2017,Current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

COO at Fretch LLC, Oversee all daily business operations of Order Fulfillment, Delivery, Customer Service, 05/18/2017, Current Apna Bazar - regional manager- over see warehouse/ retail locations, inventory management, implement new and modern techniques to an older business model

***Education***

Bachelors in Business Management from Queens College, New York

---

***Name***

Naresh Mulchandani

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

CEO, 12/02/2014, Current

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

CEO at Fretch LLC, Oversee all business activities including, but not limited to Operations, Technology, Marketing, Customer Service, Administrative 12/02/2014, Current

***Education***

Bachelor of Technology in Mechanical Engineering, Indian Institute of Technology Bombay Master of Technology in Mechanical Engineering, Indian Institute of Technology Bombay

---

**Officers of the Company**

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

*Name*

Yogesh Lal

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

COO, 05/18/2017,Current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

COO at Fretch LLC, Oversee all daily business operations of Order Fulfillment, Delivery, Customer Service, 05/18/2017, Current Apna Bazar - regional manager- over see warehouse/ retail locations, inventory management, implement new and modern techniques to an older business model

*Education*

Bachelors in Business Management from Queens College, New York

---

*Name*

Naresh Mulchandani

*All positions and offices held with the Company and date such position(s) was held with start and ending dates*

CEO, 12/02/2014, Current

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

CEO at Fretch LLC, Oversee all business activities including, but not limited to Operations, Technology, Marketing, Customer Service, Administrative 12/02/2014, Current

*Education*

Bachelor of Technology in Mechanical Engineering, Indian Institute of Technology Bombay Master of Technology in Mechanical Engineering, Indian Institute of Technology Bombay

---

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to New York law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

**Employees**

The Company currently has 0 employees in .

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 1,000,000 |
| **Voting Rights** | 1 vote per membership unit; no limitations |
| **Anti-Dilution Rights** | Yogesh Lal (current working partner) has call options to purchase additional membership interests from Naresh Mulchandani (the Founder) as per the Affiliation Agreement (included). |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | After Crowd SAFE are issued in the current offering, issue of any future membership interest may dilute the value of these issued Crowd SAFE. |

| Type of security | Units of SAFE (Simple Agreement for Future Equity) |
|---|---|
| **Amount outstanding** | $94,608 |
| **Voting Rights** | No |
| **Anti-Dilution Rights** | No |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | N/A |

The Company has the following debt outstanding:

| | |
|---|---|
| **Type of debt** | Business Credit Card Lines |
| **Name of creditor** | Capital One, N.A. |
| **Amount outstanding** | $49,042.68 |
| **Interest rate and payment schedule** | Credit Card Line / Paid off Monthly at 0% |
| **Amortization schedule** | Monthly and ad-hoc repayments |
| **Describe any collateral or security** | None |
| **Maturity date** | N/A |
| **Other material terms** | Standard business credit card terms |

| | |
|---|---|
| **Type of debt** | Bank loan |
| **Name of creditor** | US Small Business Administration |
| **Amount outstanding** | $150,000.00 |
| **Interest rate and payment schedule** | 3.75%, 1 Year Grace, Total Term of 31 Years (1 Year Grace + 30 Paying) |
| **Amortization schedule** | N/A |
| **Describe any collateral or security** | None |
| **Maturity date** | October 19, 2050 |
| **Other material terms** | N/A |

The total amount of outstanding debt of the company is $199,042.68.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| | | | | | |

| Units of SAFE (Simple Agreement for Future Equity) | N/A | $94,608 | User Acquisition / Infrastructure Upgrades | May 1 2019 | Regulation CF |
|---|---|---|---|---|---|

## Ownership

A majority of the Company is owned by a Naresh Mulchandani.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

==Make sure the following table is up to date with the latest beneficial owners.==

| Name | Percentage Owned |
|---|---|
| Naresh Mulchandani | 98.4% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

## Operations

The Company was funded in the period 2014-2017 primarily using the Founder's personal funds. Some loans were raised in 2017 from friends & family, which have been paid off in full as of December 2018. Additionally, the founder privately sold membership interests in the Company to bring in a working partner. Proceeds from this sale were injected by the Founder into the Company as a loan at a nominal interest rate. The Company leverages some credit lines through credit cards, and is otherwise profitable on a month-on-month basis, also allowing a small draw for the members (owners). In 2019, crowdfunding campaign through republic.co was concluded.

The Company is currently profitable. The current goal is to significantly increase the revenues. The Offering proceeds will be primarily invested into growth and marketing activities. Parts of the Offering proceeds will also be used for technological improvements, equipment upgrades, and to make key management hires.

## Liquidity and Capital Resources

On May 1, 2019, the Company conducted an offering pursuant to Regulation CF and raised $94,608.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
The company has existing business credit card lines, and vendor credit lines.

**Capital Expenditures and Other Obligations**

The Company does not intend to make any material capital expenditures in the future.

**Material Changes and Other Information**

**Trends and Uncertainties**

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/ daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST**

**Related Person Transactions**

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

*Loans*

| Related Person/Entity | Naresh Mulchandani |
|---|---|
| **Relationship to the Company** | Founder, CEO |
| **Total amount of money involved** | $20,000.00 |
| **Benefits or compensation received by related person** | Interest on Principal |
| **Benefits or compensation received by Company** | Cash Flow / Liquidity |
| **Description of the transaction** | Loan from Founder to the Company at 2% Interest Rate, 12 Month Grace, Total 36 Months Term. The loan has been cleared in full as of 01 Jan 2020. |

*Securities*

| Related Person/Entity | Naresh Mulchandani and Yogesh Lal |
|---|---|
| Relationship to the Company | Both related persons are partners in the company |
| Total amount of money involved | $25,740.00 |
| Benefits or compensation received by related person | Cash on the sale of membership interests to Naresh Mulchandani; membership interest in the Company for Yogesh Lal in line with his key role. |
| Benefits or compensation received by Company | Yogesh Lal brought in to the Company as key staff (COO position) |
| Description of the transaction | Founder, Naresh Mulchandani, sold 1.6% of his Membership Interest in the company to Yogesh Lal |

*Future Transactions*

| Related Person/Entity | Naresh Mulchandani and Yogesh Lal |
|---|---|
| Relationship to the Company | Both related persons are partners in the company |
| Total amount of money involved | $0.00 |
| Benefits or compensation received by related person | Cash on the sale of membership interests to Naresh Mulchandani; membership interest in the Company for Yogesh Lal in line with his key role |
| Benefits or compensation received by Company | Position of COO, a key management position, consolidated. |
| Description of the transaction | Yogesh Lal may purchase in the future, additional Membership Interests from Naresh Mulchandani, as defined in his Affiliation Agreement (included). |

**Conflicts of Interest**

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

**OTHER INFORMATION**

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**Bad Actor Disclosure**

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Naresh Mulchandani
(Signature)

Naresh Mulchandani
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Naresh Mulchandani
(Signature)

Naresh Mulchandani
(Name)

Chief Executive Officer
(Title)

*Instructions.*

1.      The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.      The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Naresh Mulchandani, being the founder of Fretch LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Naresh Mulchandani

(Signature)

Naresh Mulchandani

(Name)

Chief Executive Officer

(Title)

(Date)

**EXHIBITS**

Exhibit A        Financial Statements

**EXHIBIT A**

*Financial Statements*

# Fretch LLC
# Balance Sheet
### As of December 31, 2020

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Capital One Bank 5727 | 285,584.02 |
| Cash on hand | 0.00 |
| **Total Bank Accounts** | $ 285,584.02 |
| **Other Current Assets** | |
| Employee Advance | 1,500.00 |
| Inventory Asset | 78,973.00 |
| Prepaid Expenses | 576.96 |
| Security Deposit | 73,612.79 |
| **Total Other Current Assets** | $ 154,662.75 |
| **Total Current Assets** | $ 440,246.77 |
| **Fixed Assets** | |
| Computer Software and Equipment | 0.00 |
| Accumulated Depreciation | -58,284.86 |
| Original cost | 0.00 |
| Website, Web, IT, Technical Development | 139,950.82 |
| **Total Computer Software and Equipment** | $ 81,665.96 |
| Equipment and Hardware | 190,513.53 |
| Accumulated Depreciation | -104,069.29 |
| **Total Equipment and Hardware** | $ 86,444.24 |
| **Total Fixed Assets** | $ 168,110.20 |
| **TOTAL ASSETS** | $ 608,356.97 |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| Accounts Payable | 0.00 |
| **Total Accounts Payable** | $ 0.00 |
| **Credit Cards** | |
| Capital Business Credit Card-6783 | 49,042.68 |
| **Total Credit Cards** | $ 49,042.68 |
| **Other Current Liabilities** | |
| Accrued Expense | 0.00 |
| Accrued Payroll | 0.00 |
| Loan from Gaurav Gupta | 0.00 |
| Loan from Naresh Mulchandani | 0.00 |
| Loan from Sonali Lal | 0.00 |
| **Total Other Current Liabilities** | $ 0.00 |
| **Total Current Liabilities** | $ 49,042.68 |

| | | |
|---|---:|---:|
| **Long-Term Liabilities** | | |
|   Investment - Republic | | 84,559.00 |
|   SBA EDI Loan | | 149,900.00 |
|   **Total Long-Term Liabilities** | $ | **234,459.00** |
| **Total Liabilities** | $ | **283,501.68** |
| Equity | | |
|   **Opening Balance Equity** | | -152.92 |
|   **Owner's Draw** | | 4,960.00 |
|     Naresh Mulchandani | | -67,251.69 |
|     Yogesh Lal | | -126,451.24 |
|   **Total Owner's Draw** | -$ | **188,742.93** |
|   **Owner's Equity** | | 161,425.00 |
|   **Retained Earnings** | | 26,480.18 |
|   **Net Income** | | 325,845.96 |
| **Total Equity** | $ | **324,855.29** |
| **TOTAL LIABILITIES AND EQUITY** | $ | **608,356.97** |

# Fretch LLC
## Balance Sheet
### As of December 31, 2019

|  | Total |
|---|---:|
| **ASSETS** | |
| **Current Assets** | |
| **Bank Accounts** | |
| Capital One Bank 5727 | 46,142.88 |
| Cash on hand | 0.00 |
| **Total Bank Accounts** | $ 46,142.88 |
| **Other Current Assets** | |
| Employee Advance | 1,750.00 |
| Inventory Asset | 68,886.00 |
| Prepaid Expenses | 557.96 |
| Security Deposit | 9,050.50 |
| **Total Other Current Assets** | $ 80,244.46 |
| **Total Current Assets** | $ 126,387.34 |
| **Fixed Assets** | |
| Computer Software and Equipment | 0.00 |
| Accumulated Depreciation | -48,610.69 |
| Original cost | 0.00 |
| Website, Web, IT, Technical Development | 97,221.56 |
| **Total Computer Software and Equipment** | $ 48,610.87 |
| Equipment and Hardware | 114,478.53 |
| Accumulated Depreciation | -26,080.53 |
| **Total Equipment and Hardware** | $ 88,398.00 |
| **Total Fixed Assets** | $ 137,008.87 |
| **TOTAL ASSETS** | $ 263,396.21 |
| **LIABILITIES AND EQUITY** | |
| **Liabilities** | |
| **Current Liabilities** | |
| **Accounts Payable** | |
| Accounts Payable | 15,136.00 |
| **Total Accounts Payable** | $ 15,136.00 |
| **Credit Cards** | |
| Capital Business Credit Card-6783 | 38,260.47 |
| **Total Credit Cards** | $ 38,260.47 |
| **Other Current Liabilities** | |
| Accrued Expense | 29,493.00 |
| Accrued Payroll | 0.00 |
| Loan from Gaurav Gupta | 0.00 |
| Loan from Naresh Mulchandani | 5,208.00 |
| Loan from Sonali Lal | 0.00 |
| **Total Other Current Liabilities** | $ 34,701.00 |
| **Total Current Liabilities** | $ 88,097.47 |

| | | | |
|---|---|---:|---:|
| **Long-Term Liabilities** | | | |
| Investment - Republic | | | 84,559.00 |
| **Total Long-Term Liabilities** | | $ | **84,559.00** |
| **Total Liabilities** | | $ | **172,656.47** |
| **Equity** | | | |
| **Opening Balance Equity** | | | -152.92 |
| **Owner's Draw** | | | 4,960.00 |
| Naresh Mulchandani | | | 2,912.82 |
| Yogesh Lal | | | -60,256.34 |
| **Total Owner's Draw** | | -$ | **52,383.52** |
| **Owner's Equity** | | | 116,796.00 |
| **Retained Earnings** | | | 4,118.95 |
| **Net Income** | | | 22,361.23 |
| **Total Equity** | | $ | **90,739.74** |
| **TOTAL LIABILITIES AND EQUITY** | | $ | **263,396.21** |

# Fretch LLC
# Profit and Loss
### January - December 2020

|  | Total |
|---|---:|
| **Income** | |
| One Off Contract Income | 400,000.00 |
| Refunds-Allowances | -167,846.97 |
| Sales of Product Income | 2,878,192.02 |
| **Total Income** | **$ 3,110,345.05** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 1,403,822.75 |
| Merchant Fees | 0.00 |
| Stripe Fees | 92,462.22 |
| **Total Merchant Fees** | **$ 92,462.22** |
| One Off Contract Expense | 334,769.55 |
| Salaries & Wages | 0.00 |
| Bonus | 7,000.00 |
| Delivery Contractor Wages | 202,434.93 |
| House Staff Wages | 326,701.39 |
| **Total Salaries & Wages** | **$ 536,136.32** |
| Supplies & Materials | 129,755.23 |
| **Total Cost of Goods Sold** | **$ 2,496,946.07** |
| **Gross Profit** | **$ 613,398.98** |
| **Expenses** | |
| Accounting Services | 1,900.00 |
| Advertising & Marketing | 77,751.07 |
| Automobile Expenses | 1,388.39 |
| Bank Charges | 94.00 |
| Computer, Internet and Hardware | 71.83 |
| Dues & Subscriptions | 9,712.26 |
| Insurance | 1,729.64 |
| Insurance - Liability | 1,711.80 |
| Meals and Entertainment | 80.16 |
| Office Expenses | 930.00 |
| Office Supplies | 16,443.28 |
| Phone & Internet Services | 2,132.11 |
| Postage & Delivery | 135.20 |
| Rent or Lease | 73,958.58 |
| Repair & Maintenance | 10,351.68 |
| Shipping and delivery expense | 8,448.38 |
| Travel Expenses | 6,868.01 |
| Travel Meals | 470.07 |
| Utilities | 12,240.03 |
| Waste Management | 102.00 |
| **Total Expenses** | **$ 226,518.49** |

| | | |
|---|---|---:|
| **Net Operating Income** | $ | **386,880.49** |
| **Other Income** | | |
|   Cash Back Rewards | | 26,628.40 |
| **Total Other Income** | $ | **26,628.40** |
| **Other Expenses** | | |
|   Depreciation | | 87,662.93 |
| **Total Other Expenses** | $ | **87,662.93** |
| **Net Other Income** | -$ | **61,034.53** |
| **Net Income** | $ | **325,845.96** |

# Fretch LLC
## Profit and Loss
### January - December 2019

| | Total |
|---|---:|
| **Income** | |
| Refunds-Allowances | -64,687.06 |
| Sales of Product Income | 1,370,071.77 |
| **Total Income** | **$ 1,305,384.71** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 710,593.49 |
| Merchant Fees | 0.00 |
| Stripe Fees | 43,502.08 |
| **Total Merchant Fees** | **$ 43,502.08** |
| Non Food Products | 15,136.00 |
| Other Costs - COS | 5,812.00 |
| Penalties & Settlements | 1,800.00 |
| Salaries & Wages | 0.00 |
| Delivery Contractor Wages | 112,414.64 |
| House Staff Wages | 145,345.78 |
| **Total Salaries & Wages** | **$ 257,760.42** |
| Supplies & Materials | 54,899.99 |
| **Total Cost of Goods Sold** | **$ 1,089,503.98** |
| **Gross Profit** | **$ 215,880.73** |
| **Expenses** | |
| Accounting Services | 1,900.00 |
| Advertising & Marketing | 22,769.55 |
| Advisory & Consulting | 2,200.00 |
| Automobile Expenses | 2,223.26 |
| Bank Charges | 129.00 |
| Computer, Internet and Hardware | 0.00 |
| Dues & Subscriptions | 500.19 |
| Equipment Repair | 350.00 |
| Insurance | 7,970.23 |
| Insurance - Liability | 2,057.37 |
| Legal & Professional Fees | 3,500.00 |
| Meals and Entertainment | 365.05 |
| Office Expenses | 339.00 |
| Office Rent | 10,800.00 |
| Office Supplies | 2,581.83 |
| Phone & Internet Services | 3,381.09 |
| Rent or Lease | 44,415.00 |
| Repair & Maintenance | 4,891.78 |
| Taxes & Licenses | 504.60 |
| Travel Expenses | 3,849.75 |
| Utilities | 8,125.41 |

| | | |
|---|---|---|
| **Total Expenses** | $ | **122,853.11** |
| **Net Operating Income** | $ | **93,027.62** |
| **Other Income** | | |
| Cash Back Rewards | | 15,670.14 |
| **Total Other Income** | $ | **15,670.14** |
| **Other Expenses** | | |
| Depreciation | | 26,080.53 |
| Guaranteed Payment | | 60,256.00 |
| **Total Other Expenses** | $ | **86,336.53** |
| **Net Other Income** | -$ | **70,666.39** |
| **Net Income** | $ | **22,361.23** |

# Fretch LLC
## Statement of Cash Flows
### January - December 2019

|  | Total |
|---|---|
| **OPERATING ACTIVITIES** |  |
| Net Income | 22,361.23 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | 0.00 |
| Employee Advance | -1,750.00 |
| Inventory Asset | -12,788.51 |
| Prepaid Expenses | 75.40 |
| Security Deposit | -3,370.50 |
| Equipment and Hardware:Accumulated Depreciation | 26,080.53 |
| Accounts Payable | 15,136.00 |
| Capital Business Credit Card-6783 | 12,106.46 |
| Accrued Expense | -4,107.00 |
| Loan from Naresh Mulchandani | -10,416.00 |
| Loan from Sonali Lal | 0.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | $ 20,966.38 |
| **Net cash provided by operating activities** | $ 43,327.61 |
| **INVESTING ACTIVITIES** |  |
| Computer Software and Equipment:Website, Web, IT, Technical Development | -48,610.87 |
| Equipment and Hardware | -114,478.53 |
| **Net cash provided by investing activities** | -$ 163,089.40 |
| **FINANCING ACTIVITIES** |  |
| Investment - Republic | 84,559.00 |
| Owner's Draw | 0.00 |
| Owner's Draw:Naresh Mulchandani | -23,440.37 |
| Owner's Draw:Yogesh Lal | -30,176.01 |
| Owner's Equity | 116,796.00 |
| **Net cash provided by financing activities** | $ 147,738.62 |
| **Net cash increase for period** | $ 27,976.83 |
| Cash at beginning of period | 18,166.05 |
| **Cash at end of period** | $ 46,142.88 |

# Fretch LLC
## Statement of Cash Flows
### January - December 2020

|  | | Total |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net Income | | 325,845.96 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | 0.00 |
| Employee Advance | | 250.00 |
| Inventory Asset | | -10,087.00 |
| Prepaid Expenses | | -19.00 |
| Security Deposit | | -64,562.29 |
| Computer Software and Equipment:Accumulated Depreciation | | 9,674.17 |
| Equipment and Hardware:Accumulated Depreciation | | 77,988.76 |
| Accounts Payable | | -15,136.00 |
| Capital Business Credit Card-6783 | | 10,782.21 |
| Accrued Expense | | -29,493.00 |
| Loan from Naresh Mulchandani | | -5,208.00 |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | -$ | 25,810.15 |
| **Net cash provided by operating activities** | $ | 300,035.81 |
| **INVESTING ACTIVITIES** | | |
| Computer Software and Equipment:Website, Web, IT, Technical Development | | -42,729.26 |
| Equipment and Hardware | | -76,035.00 |
| **Net cash provided by investing activities** | -$ | 118,764.26 |
| **FINANCING ACTIVITIES** | | |
| SBA EDI Loan | | 149,900.00 |
| Owner's Draw:Naresh Mulchandani | | -70,164.51 |
| Owner's Draw:Yogesh Lal | | -66,194.90 |
| Owner's Equity | | 44,629.00 |
| **Net cash provided by financing activities** | $ | 58,169.59 |
| **Net cash increase for period** | $ | 239,441.14 |
| **Cash at beginning of period** | | 46,142.88 |
| **Cash at end of period** | $ | 285,584.02 |

3.1

**Statement of Operations**

Sales - Net of Allowances

Cost of Goods Sold

Gross Profit

General and Administrative Expenses

Other Income - Cash Back Rebates

Net Income

| For FY ending 31-Dec-2020 | For FY ending 31-Dec-2019 |
|---|---|
| 3,110,345.05 | 1,305,384.71 |
| 2,496,946.07 | 1,089,503.98 |
| 613,398.98 | 215,880.73 |
| 314,181.42 | 209,189.64 |
| 26,628.40 | 15,670.14 |
| 325,845.96 | 22,361.23 |

3.2

**Statement of Member's Equity**

Balance as of previous year end (i.e. 31 Dec 2019 and 31 Dec 2018 respectively in separate columns)

Add (2020 and 2019respectively in separate columns) Capital Contributions

(2020 and 2019 respectively in separate columns) Net Income

Less (2020 and 2019 respectively in separate columns) Withdrawals

Balance-December 31 of this year, (2020 and 2019 respectively in separate columns)

| For FY ending 31-Dec-2020 | For FY ending 31-Dec-2019 |
|---|---|
| 90,739.74 | 5,198.89 |
| 44,629.00 | 116,796.00 |
| 325,845.96 | 22,361.23 |
| (136,359.41) | (53,616.38) |
| 324,855.29 | 90,739.74 |

3.3

<mark>**Equipment**</mark>

Office Equipment

Web Site

    Subtotal

Less: Accumulated Depreciation

Net Book Values

| For FY ending 31-Dec-2020 | For FY ending 31-Dec-2019 |
|---|---|
| 190,513.53 | 114,478.53 |
| 139,950.82 | 97,221.56 |
| 330,464.35 | 211,700.09 |
| (162,354.15) | (74,691.22) |
| 168,110.20 | 137,008.87 |

3.4
## **Cost of Goods Sold**
Purchases
Delivery Fees
Merchant Fees
Other Direct Cost Paid
Warehouse Services
Settlements
Non Food Products
Supplies
One Off Contract Expenses

Total

| For FY ending 31-Dec-2020 | For FY ending 31-Dec-2019 |
| --- | --- |
| 1,403,822.75 | 710,593.49 |
| 202,434.93 | 112,415.00 |
| 92,462.22 | 43,502.08 |
| - | 5,812.00 |
| 333,701.39 | 145,346.00 |
| - | 1,800.00 |
| - | 15,136.00 |
| 129,755.23 | 54,899.99 |
| 334,769.55 | - |
| | |
| 2,496,946.07 | 1,089,504.56 |

3.5

<mark>**General & Administrative and Other Exp.**</mark>

Advertising

Bank Charges

Depreciation

Insurance

Meals & Entertainment

Office Expenses

Postage

Professional Service

Rent

Telephone

Travel & Lodging

Vehicle

Website Design, Maintenance & Hosting

Repair & Maintenance

Dues & Subscriptions

Interest Expense

Taxes & Licenses

Utilities

Guaranteed Payment

Miscellaneous

**Total**

| For FY ending 31-Dec-2020 | For FY ending 31-Dec-2019 |
|---:|---:|
| 77,751.07 | 22,770.00 |
| 94.00 | 129.00 |
| 87,662.93 | 26,080.53 |
| 3,441.44 | 10,027.60 |
| 550.23 | 365.05 |
| 17,373.28 | 2,920.83 |
| 8,583.58 | - |
| 1,900.00 | 7,600.00 |
| 73,958.58 | 55,215.00 |
| 2,132.11 | 3,381.09 |
| 6,868.01 | 3,849.75 |
| 1,388.39 | 2,223.26 |
| - | - |
| 10,351.68 | 5,241.78 |
| 9,784.09 | 500.19 |
| - | - |
| - | 504.60 |
| 12,342.03 | 8,125.41 |
| - | 60,256.00 |
| - | - |
| 314,181.42 | 209,190.09 |